Room 4561
September 28, 2005

Mr. David A. Weisman
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent
Suite 900
Broomfield, Colorado 80021

      Re:	Cardinal Communications, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
		Filed August 18, 2005
		File No. 1-15383

Dear Mr. Weisman,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis of Financial Condition and Results of Operations
1. Your disclosures under this section appear to be overly general and do not provide the information required under Item 303 of Regulation S-B and SEC Release Nos. 33-8350 and 33-6835. Please tell us, with a view towards disclosure in future filings, how you have addressed the requirements provided in this guidance regarding material changes from period to period in your financial statement line items, known trends or uncertainties and your liquidity.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Notes to Consolidated Financial Statements

Revenue Recognition, page 14
2. We note your disclosure regarding fees received from mortgage
lenders.   To aid investor understanding of the financing
activities
related to sales in your real estate operations, expand your disclosure in future filings to address the following:

* Explain how sales of your real estate are financed;

* Describe, in reasonable detail, your initial and continuing involvement in sales financing, and;

* Explain how your involvement in sales financing is reflected in your financial statements. Address how the timing and amount of any assets or revenues recognized in connection with financing activities are determined.

Note that this comment applies to disclosure in the notes to your financial statements as well in the business and MD&A sections of future filings.

Marketable Securities and Comprehensive Loss, page 15
3. Please explain to us how you determined that the securities receivable related to the ZKID stock has had value since entering into the sale transaction. As part of your response, explain to us your basis for concluding that ZKID is willing and/or able to compensate you for the fair value differential required by the original agreement.

Note 5. Acquisitions, page 17
4. Please explain to us how you determined the fair value of the common and preferred stock issued in the acquisition of Sovereign Partners, LLC. Provide us with an analysis that shows the number of common and preferred shares used in the calculations and explain the basis for your determination of fair value. In addition, explain to us why you have not disclosed the nature of the significant contingent consideration that may be earned by the sellers.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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David A. Weisman
Cardinal Communications, Inc.
September 28, 2005
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